650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

December 7, 2012

Via EDGAR and Overnight Courier

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jay Ingram

Nudrat Salik

Rufus Decker

Re:	SolarCity Corporation
Amendment No. 3 to Registration Statement on Form S-1
Registration No. 333-184317

Ladies and Gentlemen:

On behalf of SolarCity Corporation, a Delaware corporation (the “Company”), we hereby transmit for filing via EDGAR Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (Registration No. 333-184317) (the “Registration Statement”) for reference by the staff (the “Staff”) of the Securities and Exchange Commission. The Company has revised the Registration Statement to disclose that the Company’s Chairman of the Board intends to purchase shares from the underwriters in the offering, and to update certain other information. The Company also has filed a free writing prospectus under Rule 433 on the date hereof with this information.

For the Staff’s reference, we also will send via overnight courier a copy of Amendment No. 3 marked to show all changes from Amendment No. 2 to the Registration Statement filed on December 4, 2012.

Please direct any questions with respect to Amendment No. 3 to the undersigned at (650) 320-4658 or sbernard@wsgr.com, or to Seth R. Weissman, the Company’s Vice President, General Counsel and Secretary, at (650) 963-5826 or sweissman@solarcity.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Steven V. Bernard

Steven V. Bernard

cc:	Lyndon Rive, SolarCity Corporation

Robert D. Kelly, SolarCity Corporation

Seth R. Weissman, SolarCity Corporation

Thomas J. Ivey, Skadden, Arps, Slate, Meagher & Flom LLP

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